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HARRY S. PANGAS harry.pangas@dechert.com +1 202 261 3466 Direct +1 202 261 3333 Fax

January 14, 2022

Via EDGAR

Christina DiAngelo Fettig, Senior Staff Accountant

Division of Investment Management

Office of Disclosure and Review
U.S. Securities and Exchange Commission

100 F Street N.E.
Washington, D.C. 20549

RE:      Main Street Capital Corporation —

Annual Report on Form 10-K for the year ended December 31, 2020 (File No. 814-00746), filed on February 26, 2021 (the “2020 Form 10-K”), and Registration Statement on Form N-2 (File No. 333-231146), filed on April 30, 2019 (the “Shelf Registration Statement”)

Dear Ms. Fettig:

On behalf of Main Street Capital Corporation (the “Company”), set forth below are the Company’s responses to the verbal comments provided by the Staff of the Securities and Exchange Commission (the “SEC”) to the Company’s legal counsel on August 30, 2021 with respect to the 2020 Form 10-K and the Shelf Registration Statement. The Staff’s comments are set forth below and are followed by the Company’s responses.

Accounting Comments

2020 Form 10-K

1.	Comment: The Staff refers to the following disclosure on page 5 of the 2020 Form 10-K: “For the years ended December 31, 2020 and 2019, the ratio of our total operating expenses, excluding interest expense, as a percentage of our quarterly average total assets was 1.3% and 1.4%, respectively.” In the Company’s future SEC filings, please consider quantifying the ratio of total operating expenses as a percentage of average net assets and disclose a rate inclusive of total expenses.

Response: The Company undertakes to revise its disclosure consistent with the Staff’s comment in its future SEC filings. More specifically, the Company intends to include a cross-reference in the relevant location in “Item 1. Business” in Part I of its future annual reports on Form 10-K to the requested disclosure, which the Company will include in its “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and notes to the consolidated financial statements going forward.

January 14, 2022 Page 2

2.	Comment: The Staff refers to the Investment Portfolio Activity table on pages 59 and 60 of the 2020 Form 10-K. Footnote (b) to the table excludes certain investment types from the “Weighted-average annual effective yield” line item. In the Company’s future SEC filings, please also include in this table the yield on the Company’s entire investment portfolio, as well as the total investment return.

Response: The Company undertakes to revise its disclosure to disclose the weighted average annual effective yield on its debt portfolio that is inclusive of debt investments on non-accrual status in its future SEC filings. In addition, the Company respectfully advises the Staff that the Company includes the total investment return figure referenced in the above comment in the Financial Highlights tables included in the notes to the Company’s consolidated financial statement. In light of this, the Company does not intend to add the total investment return figure to the above-referenced table.

3.	Comment: The Staff refers to the Investment Portfolio Composition chart on pages 62 and 63 of the 2020 Form 10-K and notes that the chart excludes “Other Portfolio investments” and the “External Investment Manager.” In the Company’s future SEC filings, please consider quantifying these assets in the introductory paragraph or including them in the chart itself.

Response: The Company undertakes to revise its disclosure consistent with the Staff’s comment in its future SEC filings, beginning with the Company’s annual report on Form 10-K for the year ended December 31, 2021.

4.	Comment: The Staff refers to the Company’s operating results comparison chart for the years ended December 31, 2020 and 2019 on page 64 of the 2020 Form 10-K. Please explain, on a supplemental basis, why the net percentage change between periods for certain line items has been deemed to be “Not Meaningful” (e.g., the net realized loss from investments decreased approximately $100 million between periods, but has been denoted as “Not Meaningful”).

Response: The Company respectfully advises the Staff, on a supplemental basis, that consistent with past practice, the Company does not disclose a percentage change for items included in this table that could move from positive to negative in any given period and therefore result in a change that is not relevant or meaningful to investors. For example, the change in income tax benefit (provision) as of December 31, 2019 to December 31, 2020 would reflect a -1190.26% change. Rather than disclose a percentage change only in periods when the change is not a meaningless number, the Company consistently applies an approach of omitting the percentage change from those items where the disclosure could be confusing to investors.

5.	Comment: The Staff refers to the first chart on page 66 of the 2020 Form 10-K, listing the Company’s “Net Realized Gain (Loss) from Investments.” The table cites $115,903 as the total net realized loss. The Staff acknowledges that the introduction to the table states that the table provides a summary of the “primary components of the total net realized loss on investments,” but please explain on a supplemental basis why the total figure does not reconcile with the $115,947 in net realized loss for 2020 in the table on page 64 of the 2020 Form 10-K. Also, please clarify on a supplemental basis whether the net realized loss in the table is attributable to a single investment or a group of investments and consider enhancing the relevant disclosure in the Company’s future SEC filings.

January 14, 2022 Page 3

Response: The Company respectfully advises the Staff that the table omits relatively minor gains or losses resulting from an exit or restructuring, and, as a result, the total figure reflected in the table is not consistent with the amount of total net realized losses on the Company’s consolidated income statement. Accordingly, the word “primary” is used in the introduction to the table. To clarify, the net realized loss in the table is attributable to an aggregate of several individual investment transactions. The Company will enhance the relevant disclosure in its future SEC filings to reflect these other net gains and losses such that the total figure is consistent with the Company’s net realized gain/loss reflected on its consolidated income statement and to clarify whether the net realized gain/loss is attributable to a single investment or a group of investments, as applicable.

6.	Comment: Please disclose to the Staff on a supplemental basis whether the Company invests in covenant-lite loans and, if so, the magnitude thereof. If the Company’s investment portfolio has significant exposure to covenant-lite loans, please confirm whether the Company believes that the principal risks disclosure in its SEC filings adequately discloses the heightened risks associated with such loans.

Response: The Company represents to the Staff on a supplemental basis that the Company may and does from time to time originate and invest in loans and other debt securities that are typically described as “covenant-lite”. As of December 31, 2020 and June 30, 2021, 7.53% and 7.73%, respectively, of the Company’s investment portfolio at fair value represented loans that the Company would consider covenant-lite loans. The Company will consider the appropriateness of additional risk disclosure relating to its exposure to covenant-lite loans and, to the extent it deems appropriate, include applicable risk disclosure in its future SEC filings.

7.	Comment: The Staff refers to footnote 9 to the Company’s Schedule of Investments as of December 31, 2020 included in the 2020 Form 10-K, in which the Company discloses that it has provided in the Schedule of Investments the weighted average annual stated interest rate in effect at December 31, 2020 for each of the variable rate loans listed in the Schedule of Investments. Please refer to the guidance in the AICPA expert panel meeting minutes dated February 20, 2018 and consider showing in the Company’s future SEC filings additional information about the various rates for each tranche of the same loan rather than providing only a weighted average rate.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that certain of its loans allow the borrowers to elect to use a different LIBOR reset date for new principal added to an existing loan.  For example, a $4 million loan to a portfolio company may have funded in four $1 million draws that use four different LIBOR reset dates depending when the principal amounts were drawn.  This results in a loan that has four different effective interest rates, despite having one contractual interest rate across the entire principal amount.  As of September 30, 2021, only four of the Company’s portfolio companies had elected to use multiple interest reset periods for a single loan as discussed in footnote 9 to the Company’s Schedule of Investments. In light of the relatively small number of portfolio companies to which this situation applies, the Company believes it would be overly cumbersome to separately list each tranche of the same loan as well as the LIBOR rate that the borrower has elected with respect thereto and does not believe that disclosing the interest rate at this level of detail on each individual tranche would be meaningful to investors.

For these specific investments, the Company instead believes that providing the weighted-average annual stated interest rate in effect at period end for each debt investment is an appropriate disclosure that provides an investor meaningful disclosure regarding future interest income

January 14, 2022 Page 4

expectations from the existing borrowers at period end. As a result, the Company undertakes to revise its Schedule of Investments in its future SEC filings, beginning with the Company’s annual report on Form 10-K for the year ended December 31, 2021, to include a footnote specific to the investments for which the borrower has elected to have multiple interest reset periods for a loan and to continue to include in the table the weighted-average effective interest rate at period end for each such debt investment.

8.	Comment: The Staff refers to footnote 24 to the Company’s Schedule of Investments as of December 31, 2020 included in the 2020 Form 10-K, in which the Company states that the “[i]nvestment date represents the date of initial investment in the portfolio company.” Please confirm how this disclosure is consistent with the requirements of Footnote 8 to Rule 12-12 of Regulation S-X.

Response: The Company undertakes to revise its disclosure consistent with the Staff’s comment in its future SEC filings, beginning with the Company’s annual report on Form 10-K for the year ended December 31, 2021. Specifically, the Company undertakes to modify its Schedule of Investments to disclose the date of the Company’s initial investment in each issue of restricted securities.

9.	Comment: The Staff refers to the “Dividends paid” line item in the Financial Highlights table in Note F to the financial statements in the 2020 Form 10-K. Item 4.1.c of Form N-2 requires separate disclosure of distributions from net investment income, capital gains, and returns of capital. Please revise the disclosure accordingly in the Company’s future SEC filings.

Response: The Company undertakes to revise the above-referenced disclosure in its future SEC filings, beginning with the Company’s annual report on Form 10-K for the year ended December 31, 2021, to separately disclose in the Financial Highlights table the Company’s distributions from net investment income, capital gains, and returns of capital, each to the extent applicable, as calculated on a GAAP basis.

10.	Comment: The Staff refers to the table at the top of page 158 of the 2020 Form 10-K. Please consider disclosing in future SEC filings an expense ratio gross of the expenses allocated to the External Investment Manager or otherwise quantifying such expenses.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the expenses allocated to the External Investment Manager are disclosed on the Company’s Income Statement and in several of the footnotes to the Company’s financial statements (see Note D). In addition, the Company respectfully advises the Staff that an expense ratio including the expenses allocated to the External Investment Manager, but excluding the assets managed by the External Investment Manager, would be potentially misleading to investors because the expenses allocated to the External Investment Manger relate to asset management and other activities that support portfolios other than those of the Company. Therefore, to show an operating expense amount compared to only a portion of assets under management, would be potentially misleading to investors.

January 14, 2022 Page 5

Shelf Registration Statement

11.	Comment: With respect to the Company’s subsequent registration statements on Form N-2 to be filed with the SEC, please explain to the Staff on a supplemental basis how the Company intends to fulfill the requirements in General Instruction 3 to Item 4 of Form N-2 to include in the Financial Highlights table “information in comparative columns for each of the last ten fiscal years.”

Response: The Company advises the Staff, on a supplemental basis, that the Company intends to either (1) include columns for the last 10 fiscal years in the Financial Highlights table in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2021, which will be incorporated by reference into the Company’s next registration statement on Form N-2 filed with the SEC or (2) include a Financial Highlights table with columns for the last 10 fiscal years in the registration statement on Form N-2 itself.

***

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3466 (or by email at harry.pangas@dechert.com) or Clay Douglas by telephone at 202.261.3326 (or by email at clay.douglas@dechert.com).

Sincerely,

/s/ Harry S. Pangas

Harry S. Pangas

cc:Dwayne L. Hyzak, Main Street Capital Corporation

Jason B. Beauvais, Esq., Main Street Capital Corporation

Jesse E. Morris, Main Street Capital Corporation

Lance A. Parker, Main Street Capital Corporation